UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 7, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s 2021 Annual General Meeting

Johannesburg, Tuesday, 7 December 2021. Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at Harmony’s electronic annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 28 October 2021, forming part of the Company’s 2021 report to shareholders and integrated annual report.

There were 616,525,702 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
1. Election of a new director – Peter Turner	99,63%	0,37%	483 258 136	78,38%	3,29%
2. Re-election of director – Karabo Nondumo	99,00%	1,00%	483 227 218	78,38%	3,30%
3. Re-election of director – Vishnu Pillay	94,72%	5,28%	483 214 470	78,38%	3,30%
4. Re-election of audit and risk committee member – John Wetton	96,98%	3,02%	483 248 963	78,38%	3,29%
5. Re-election of audit and risk committee member – Karabo Nondumo	99,00%	1,00%	483 219 904	78,38%	3,30%
6. Re-election of audit and risk committee member – Given Sibiya	99,00%	1,00%	483 210 746	78,38%	3,30%
7. Re-appointment of external auditors - PricewaterhouseCoopers Inc.	87,61%	12,39%	502 984 165	81,58%	0,09%
8. Approval of the remuneration policy	98,46%	1,54%	482 875 969	78,32%	3,35%
9. Approval of the implementation report	76,32%	23,68%	482 013 568	78,18%	3,49%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions (continued)
10. General authority to issue shares for cash	96,48%	3,52%	483 276 914	78,39%	3,29%
11. Approval of amendment to the Deferred Share Plan 2018	99,11%	0,89%	480 367 062	77,92%	3,76%
Special resolutions
1. Approval of financial assistance	98,87%	1,13%	483 214 564	78,38%	3,30%
2. Pre-approval of non-executive directors’ remuneration	99,11%	0,89%	483 196 931	78,37%	3,30%

Shareholders are reminded that Ms Fikile De Buck and Dr Simo Lushaba, who retired by rotation this year, although eligible, did not seek re-election to the board. This is effective as of the conclusion of the 2021 annual general meeting.

“Ms De Buck and Dr Lushaba have contributed immensely to the growth and success of Harmony. On behalf of the board I would like to thank them for their invaluable contribution over many years”, said Dr Patrice Motsepe, chairman of the board.

ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
7 December 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 7, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director